June 4, 2007

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel, Assistant Director

Re:	Infinera Corporation

Registration Statement on Form S-1

File No. 333-140876

Acceleration Request

Requested Date:	June 6, 2007
Requested Time:	3:00 PM Eastern Time

Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Infinera Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-140876) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone call to Richard Kline, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 565-3539.

Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Richard Kline via facsimile at (650) 493-6811 and via mail to Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California 94304-1050.

Sincerely,

INFINERA CORPORATION

By:	/s/ Michael O. McCarthy III
Michael O. McCarthy III
Vice President and General Counsel

June 4, 2007

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	Infinera Corporation

Filed on Form S-1

Registration No. 333-140876

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between May 18, 2007 and the date hereof 13,397 copies of the Preliminary Prospectus dated May 18, 2007 were distributed as follows: 10,584 to 5 prospective underwriters; 2,452 to 2,452 institutional investors; 140 to 2 prospective dealers; 6 to 5 individuals; 9 to 3 rating agencies and 206 to 20 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00pm ET on June 6, 2007 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

As Representative of the Prospective Underwriters

/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)